

July 23, 2009

Mail Stop 4631

Mr. Bill W. Wheat, Executive Vice President
   and Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, TX   76102

Re: D.R. Horton, Inc.
        Supplemental response letter dated July 6, 2009 relating to
        Annual Report on Form 10-K for the FYE September 30, 2008
        File No. 1-4347

Dear Mr. Wheat:

We have the following additional comment on the above referenced filing.

Form DEF 14A filed December 31, 2008

Components of Compensation, page 23

Second Cash and Equity Component, page 25

1. We note your response to comment 3 in our letter dated June 10, 2009. In future filings, please also include in your disclosure the chart management presented to the Compensation Committee that ranked the Company against the ten companies in its peer group. Also include a description of normalization adjustments in determining the final rankings.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Reviewer, at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director